Exhibit 12.1

AMERICAN WATER WORKS COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013
Income (loss) from continuing operations before income taxes	$(420,375)	$(106,206)	$429,424	$503,680	$631,258	$505,522

Fixed Charges:
Interest, dividends on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	289,749	306,979	325,135	321,687	316,889	238,125
Interest factor in rentals	12,442	12,735	13,243	11,878	9,958	6,582

Interest costs from discontinued operations	1,526	1,015	1,319	2,266	277	—

Total fixed charges	303,717	320,729	339,697	335,831	327,124	244,707

Income from continuing operations plus fixed charges	(116,658)	214,523	769,121	839,511	958,382	750,229

Preferred dividend requirements	225	225	225	225	153	19
Ratio of pre-tax income (loss) to net income (loss)	0.79	0.48	1.68	1.65	1.69	1.63

Preferred dividend factor (1)	179	109	379	372	259	31

Total fixed charges	303,717	320,729	339,697	335,831	327,124	244,707

Total fixed charges and preferred dividends	303,896	320,838	340,076	336,203	327,383	244,738

Ratio of earnings to combined fixed charges and preferred dividends (2)	—	—	2.26	2.50	2.93	3.07

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, which we refer to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. In addition, we had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(1)	Represents the amount of pre-tax earnings required to cover the dividends associated with preferred stock without mandatory redemption requirements.
(2)	For the years ended December 31, 2008 and 2009 earnings were insufficient to cover fixed charges and there was a deficiency of $420.6 million and $106.3 million, respectively.

AMERICAN WATER CAPITAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013
Income (loss) from continuing operations before income taxes	$—	$—	$—	$—	$—	$—
Fixed Charges:
Interest, dividends on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	194,501	201,033	206,011	211,982	213,835	170,385

Total fixed charges	194,501	201,033	206,011	211,982	213,835	170,385

Income from continuing operations plus fixed charges	194,501	201,033	206,011	211,982	213,835	170,385

Total fixed charges	194,501	201,033	206,011	211,982	213,835	170,385
Total fixed charges and preferred dividends	194,501	201,033	206,011	211,982	213,835	170,385

Ratio of earnings to combined fixed charges and preferred dividends	1.00	1.00	1.00	1.00	1.00	1.00

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, which we refer to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. In addition, we had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.